UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Attend SEMICON West and Participate in 7th Annual CEO Investor Summit 2015”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Measuring Instruments to Attend SEMICON West and
Participate in 7th Annual CEO Investor Summit 2015

REHOVOT, Israel, June 29, 2015 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today announced that Mr. Eitan Oppenhaim, Chief Executive Officer, and Dror David, Chief Financial Officer, will attend SEMICON West and Intersolar 2015 in San Francisco. Mr. Oppenhaim will also participate in the Seventh Annual CEO Investor Summit 2015 on July 15th in San Francisco, California.

Mr. Oppenhaim and Mr. David will be available for one-on-one meetings during the event from July 14th to July 16th.

About SEMICON West

SEMICON West is the flagship annual event for the global microelectronics industry. It is the premier event for the display of new products and technologies for microelectronics design and manufacturing, featuring technologies from across the microelectronics supply chain, from electronic design automation, to device fabrication (wafer processing), to final manufacturing (assembly, packaging, and test).

About The 7th Annual CEO Summit

The CEO Summit is an accredited investor and publishing research analyst event that is held concurrently with SEMICON West and Intersolar 2015 in San Francisco. The event is hosted by executive management from participating companies and will feature a “round-robin” format consisting of small group meetings.

The CEO Investor Summit is by invitation only and is open to accredited investors and publishing research analysts. As space is limited, please RSVP early. Hosts reserve the right to limit attendance as necessary.

RSVP Contacts for 7th Annual CEO Summit 2015

To RSVP for the CEO Summit, please contact either of the Summit’s co-chairs.

Laura J. Guerrant-Oiye Guerrant Associates Phone: (808) 882-1467 Email: lguerrant@guerrantir.com	Claire E. McAdams Headgate Partners LLC Phone: (530) 265-9899 Email: claire@headgatepartners.com

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.